WHITE & CASE

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RECEIVED
2005 NOV -7 A 11:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

05012326

November 3, 2005

SUPPL

PROCESSED
NOV 07 2005
THOMSON
FINANCIAL

BY HAND

The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. The Company's announcement, dated November 1, 2005, of its results for the six months ended September 30, 2005, and submitted to The Hong Kong Stock Exchange Limited ("**HKEx**") on November 2, 2005;

2. The Company's announcement, dated November 1, 2005, regarding unusual decreases in price and increases in trading volume of the Company's shares, and submitted to the HKEx on November 1, 2005;

3. The Company's announcement, dated November 1, 2005, of its summary results for the six months ended September 30, 2005, and submitted to the HKEx on November 1, 2005; and

4. The Company's announcement, dated October 19, 2005 regarding the change of Company secretary, and submitted to the HKEx on October 21, 2005.

Kindly acknowledge receipt of this letter and the submission of the document delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.

dlw 11/7

Thank you for your attention to this matter.

Very truly yours,

Yvette Marie G. Rodriguez

Enclosures

cc: Lenovo Group Limited

Exhibit 1

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0992)

RECEIVED
2005 NOV -7 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2005/06 Interim Results Announcement

INTERIM RESULTS

The board of directors (the "Board") of Lenovo Group Limited (the "Company") is pleased to announce the unaudited results of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2005 together with unaudited comparative figures for the corresponding period of last year as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	3 months ended September 30, 2005 (unaudited) HK$'000	6 months ended September 30, 2005 (unaudited) HK$'000	3 months ended September 30, 2004 (unaudited) HK$'000	6 months ended September 30, 2004 (unaudited) HK$'000
Turnover	2	28,494,326	48,107,168	5,654,798	11,532,708
Earnings before interest, taxation, depreciation and amortization expenses		948,418	1,777,430	255,662	608,114
Depreciation expenses and amortization of prepaid lease payments		(133,629)	(236,923)	(50,463)	(101,888)
Amortization of intangible assets		(205,994)	(367,449)	(7,461)	(15,891)
Amortization of share-based compensation		(57,020)	(70,165)	-	-
Impairment of assets		-	-	(20,363)	(51,364)
Gain/(loss) on disposal of investments and available-for-sale financial assets		1,670	(1,027)	110,294	164,382
Finance income		44,245	67,261	20,895	41,646
Profit from operations	3	597,690	1,169,127	308,564	644,999
Finance costs	4	(94,219)	(146,662)	(2,776)	(3,500)
		503,471	1,022,465	305,788	641,499
Share of profits/(losses) of jointly controlled entities		-	1,073	(6,090)	(10,110)
Share of profits/(losses) of associated companies		3,402	(1,827)	(2,051)	(246)
Profit before taxation		506,873	1,021,711	297,647	631,143
Taxation	5	(132,600)	(284,261)	(13,593)	(24,905)
Profit for the period		374,273	737,450	284,054	606,238
Profit attributable to:					
Shareholders of the Company		354,167	711,162	290,046	626,871
Minority interests		20,106	26,288	(5,992)	(20,633)
		374,273	737,450	284,054	606,238
Dividend	6	N/A	212,431	N/A	179,357
Earnings per share					
– basic	7	3.95 HK cents	8.07 HK cents	3.89 HK cents	8.39 HK cents
– diluted	7	3.92 HK cents	8.04 HK cents	3.88 HK cents	8.38 HK cents

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	As at September 30, 2005 (unaudited) HK$'000	As at March 31, 2005 (restated) HK$'000
Non-current assets			
Intangible assets		14,823,025	513,078
Property, plant and equipment		1,431,532	827,876
Prepaid lease payments		50,627	50,268
Construction-in-progress		248,588	257,159
Investments in jointly controlled entities		182,379	191,523
Investments in associated companies		50,244	52,067
Investment securities		-	62,970
Available-for-sale financial assets		230,389	-
Deferred tax assets		255,679	53,498
Other non-current assets		8,848	569,673
		17,281,311	2,578,112
Current assets			
Inventories		2,461,798	878,900
Trade receivables		5,446,475	851,337
Notes receivable		826,169	1,137,174
Deposits, prepayments and other receivables		5,642,352	567,046
Cash and cash equivalents		11,671,576	3,019,385
		26,048,370	6,453,842
Current liabilities			
Trade payables		15,806,565	2,276,070
Notes payable		430,418	195,032
Accruals and other payables		9,443,119	716,906
Amounts due to jointly controlled entities		108,244	108,446
Tax payable		315,760	493
Current portion of long-term liabilities	9	141,538	175,866
		26,245,644	3,472,813
Net current (liabilities)/assets		(197,274)	2,981,029
Total assets less current liabilities		17,084,037	5,559,141
Financed by:			
Share capital	8	221,126	186,870
Reserves		9,008,018	5,017,528
Shareholders' funds		9,229,144	5,204,398
Minority interests		50,497	23,609
Total equity		9,279,641	5,228,007
Long-term liabilities	9	7,804,396	331,134
		17,084,037	5,559,141

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	6 months ended September 30, 2005 (unaudited) *HK$'000*	6 months ended September 30, 2004 (unaudited) *HK$'000*
Net cash inflow from operating activities	**8,682,629**	598,326
Net cash outflow from investing activities	**(5,295,040)**	(18,532)
Net cash inflow/(outflow) from financing activities	**5,281,240**	(103,601)
Increase in cash and cash equivalents	**8,668,829**	476,193
Effect of foreign exchange rate changes	**(16,638)**	125
Cash and cash equivalents at the beginning of the period	**3,019,385**	2,650,071
Cash and cash equivalents at the end of the period	**11,671,576**	3,126,389

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital (unaudited) *HK$'000*	Share premium (unaudited) *HK$'000*	Convertible rights in respect of convertible preferred shares and warrant rights (unaudited) *HK$'000*	Surplus arising on consolidation (unaudited) *HK$'000*	Exchange reserve (unaudited) *HK$'000*	Investment revaluation reserve (unaudited) *HK$'000*	Share redemption reserve (unaudited) *HK$'000*	Share-based compensation reserve (unaudited) *HK$'000*	Retained earnings/ (Accumulated losses) (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Balance as at April 1, 2005	186,870	4,761,498	-	27,871	2,093	(3,530)	3,086	-	226,510	5,284,398
Adoption of HKFRS 3	-	-	-	(27,871)	-	-	-	-	27,871	-
As restated	186,870	4,761,498	-	-	2,093	(3,530)	3,086	-	254,381	5,284,398
Fair value loss on available-for-sale financial assets	-	-	-	-	-	(30,247)	-	-	-	(30,247)
Exchange differences	-	-	-	-	12,810	-	-	-	-	12,810
Profit for the period	-	-	-	-	-	-	-	-	711,162	711,162
Issue of ordinary shares	43,572	4,291,820	-	-	-	-	-	-	-	4,335,392
Issue of convertible preferred shares and warrant rights	-	-	310,824	-	-	-	-	-	-	310,824
Exercise of share options	1,577	150,820	-	-	-	-	-	-	-	152,397
Share-based compensation	-	-	-	-	-	-	-	70,165	-	70,165
Repurchase of shares	(10,893)	(1,176,438)	-	-	-	-	-	-	-	(1,187,331)
Contribution to employee share trust	-	-	-	-	-	-	-	(104,168)	-	(104,168)
Dividends paid/payable	-	-	-	-	-	-	-	-	(246,258)	(246,258)
As at September 30, 2005	221,126	8,027,700	310,824	-	14,903	(33,777)	3,086	(34,003)	719,285	9,229,144
Balance as at April 1, 2004	186,890	4,762,526	-	27,871	4,581	(5,976)	2,898	-	(490,066)	4,488,724
Fair value loss on investment securities	-	-	-	-	-	(1,322)	-	-	-	(1,322)
Exchange differences	-	-	-	-	13	-	-	-	-	13
Profit for the period	-	-	-	-	-	-	-	-	626,871	626,871
Reserves written off on disposal of subsidiaries	-	-	-	-	(2,377)	-	-	-	-	(2,377)
Reserves realized on disposal of investment securities	-	-	-	-	-	(12,908)	-	-	-	(12,908)
Impairment of investments	-	-	-	-	-	19,601	-	-	-	19,601
Exercise of share options	128	11,556	-	-	-	-	-	-	-	11,684
Repurchase of shares	(188)	(16,093)	-	-	-	-	188	-	-	(16,093)
Dividends paid	-	-	-	-	-	-	-	-	(224,192)	(224,192)
As at September 30, 2004	186,830	4,757,989	-	27,871	2,217	(605)	3,086	-	(87,387)	4,890,001

Notes:

1. **Basis of preparation**

The Board is responsible for the preparation of the Group's unaudited condensed interim financial statements. These unaudited condensed interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention except that available-for-sale financial assets and financial assets and liabilities are stated at fair value. These unaudited condensed interim financial statements should be read in conjunction with the 2004/05 annual financial statements.

The principal accounting policies and methods of computation used in the preparation of these unaudited condensed interim financial statements are consistent with those used in the annual financial statements for the year ended March 31, 2005 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards commencing on April 1, 2005.

2. **Turnover, revenue and segment information**

In accordance with the Group's internal financial reporting, the Group has adopted geographical segments as the primary reporting format and business segments as the secondary reporting format.

(a) *Primary reporting format – geographical segments*

For the six months ended September 30, 2005

	Americas (unaudited) *HK$'000*	Europe, Middle East and Africa (unaudited) *HK$'000*	Asia Pacific (excluding Greater China) (unaudited) *HK$'000*	Greater China (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Turnover	14,590,980	9,476,226	5,906,541	18,133,421	48,107,168
Segment operating results	463,897	(28,229)	70,091	1,029,975	1,535,734
Amortization of marketing rights and identifiable intangible assets					(362,676)
Amortization of share-based compensation					(70,165)
Loss on disposal of investments and available-for-sale financial assets					(1,027)
Finance income					67,261
Finance costs					(146,662)
Contribution to operating profit					1,022,465
Share of profits of jointly controlled entities					1,073
Share of losses of associated companies					(1,827)
Profit before taxation					1,021,711
Taxation					(284,261)
Profit for the period					737,450

For the six months ended September 30, 2004

	Americas (unaudited) *HK$'000*	Europe, Middle East and Africa (unaudited) *HK$'000*	Asia Pacific (excluding Greater China) (unaudited) *HK$'000*	Greater China (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Turnover	-	-	-	11,532,708	11,532,708
Segment operating results	-	-	-	501,489	501,489
Amortization of goodwill					(11,154)
Impairment of assets					(51,364)
Gain on disposal of investments					164,382
Finance income					41,646
Finance costs					(3,500)
Contribution to operating profit					641,499
Share of losses of jointly controlled entities					(10,110)
Share of losses of associated companies					(246)
Profit before taxation					631,143
Taxation					(24,905)
Profit for the period					606,238

(b) *Secondary reporting format – business segments*

For the six months ended September 30, 2005

	Personal Computer					
	Desktop (unaudited) *HK$'000*	**Notebook (unaudited) *HK$'000***	**Total (unaudited) *HK$'000***	**Mobile Handset (unaudited) *HK$'000***	**Others (unaudited) *HK$'000***	**Total (unaudited) *HK$'000***
Turnover	**22,060,641**	**23,137,938**	**45,198,579**	**1,955,825**	**952,764**	**48,107,168**
Capital expenditure			**277,778**	**12,020**	**5,855**	**295,653**
Total segment assets as at September 30, 2005			**7,623,404**	**723,062**	**387,976**	**8,734,442**

For the six months ended September 30, 2004

	Personal Computer					
	Desktop (unaudited) *HK$'000*	Notebook (unaudited) *HK$'000*	Total (unaudited) *HK$'000*	Mobile Handset (unaudited) *HK$'000*	Others (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Turnover	7,665,096	1,602,987	9,268,083	1,191,327	1,073,298	11,532,708
Capital expenditure			88,488	11,374	10,247	110,109
Total segment assets as at March 31, 2005			1,905,933	451,658	509,820	2,867,411

3. **Profit from operations**

	3 months ended September 30, 2005 (unaudited) HK$'000	6 months ended September 30, 2005 (unaudited) HK$'000	3 months ended September 30, 2004 (unaudited and restated) HK$'000	6 months ended September 30, 2004 (unaudited and restated) HK$'000
Turnover	28,494,326	48,107,168	5,654,798	11,532,708
Total costs	(24,505,106)	(41,111,721)	(4,973,866)	(10,043,621)
Gross profit	3,989,220	6,995,447	680,932	1,489,087
Finance income	44,245	67,261	20,895	41,646
Impairment of assets	-	-	(20,363)	(51,364)
Gain/(loss) on disposal of investments and available-for-sale financial assets	1,670	(1,027)	110,294	164,382
	4,035,135	7,061,681	791,758	1,643,751
Distribution expenses	(2,048,892)	(3,373,745)	(323,147)	(624,800)
Administrative expenses	(709,918)	(1,284,353)	(58,830)	(151,046)
Other operating expenses	(415,621)	(796,842)	(93,756)	(207,015)
Amortization of intangible assets and share-based compensation	(263,014)	(437,614)	(7,461)	(15,891)
Total operating expenses	(3,437,445)	(5,892,554)	(483,194)	(998,752)
Profit from operations	597,690	1,169,127	308,564	644,999

4. **Finance costs**

	3 months ended September 30, 2005 (unaudited) HK$'000	6 months ended September 30, 2005 (unaudited) HK$'000	3 months ended September 30, 2004 (unaudited) HK$'000	6 months ended September 30, 2004 (unaudited) HK$'000
Interest on bank loans and overdrafts	47,857	84,285	2,776	3,036
Dividend and relevant finance costs on convertible preferred shares not wholly repayable within five years	46,362	62,377	-	-
Others	-	-	-	464
	94,219	146,662	2,776	3,500

5. **Taxation**

The amount of taxation charged to the consolidated income statement represents:

	3 months ended September 30, 2005 (unaudited) HK$'000	6 months ended September 30, 2005 (unaudited) HK$'000	3 months ended September 30, 2004 (unaudited) HK$'000	6 months ended September 30, 2004 (unaudited) HK$'000
Taxation outside Hong Kong	330,918	485,297	13,154	24,834
Deferred taxation	(198,318)	(201,099)	454	(62)
	132,600	284,198	13,608	24,772
Share of taxation attributable to:				
jointly controlled entities	-	63	(15)	11
associated companies	-	-	-	122
Taxation charge	132,600	284,261	13,593	24,905

6. **Dividend**

	6 months ended September 30, 2005 (unaudited) HK$'000	6 months ended September 30, 2004 (unaudited) HK$'000
Interim dividend, declared after period end, of 2.4 HK cents (2004/05: 2.4 HK cents) per share	212,431	179,357

7. Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of ordinary shares in issue during the period.

	6 months ended September 30, 2005 (unaudited)	6 months ended September 30, 2004 (unaudited)
Profit attributable to shareholders of the Company *(HK$'000)*	711,162	626,871
Weighted average number of ordinary shares in issue	8,812,613,228	7,476,022,359

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding due to the effect of all dilutive potential ordinary shares. The Company has three categories of dilutive potential ordinary shares: convertible preferred shares, share options and warrants. The convertible preferred shares are antidilutive as the amount of the dividend and related finance costs in the current period per ordinary share attainable on conversion exceeds basic earnings per share and they are excluded from calculation of diluted weighted average number of shares. For the share options and warrants, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average periodic market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options and warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise in full of the share options and warrants.

	6 months ended September 30, 2005 (unaudited)	6 months ended September 30, 2004 (unaudited)
Profit attributable to shareholders of the Company *(HK$'000)*	711,162	626,871
Weighted average number of ordinary shares in issue	8,812,613,228	7,476,022,359
Adjustments for share options and warrants	27,556,610	6,162,854
Weighted average number of ordinary shares in issue for calculation of diluted earnings per share	8,840,169,838	7,482,185,213

8. Share capital

	As at September 30, 2005		As at March 31, 2005	
	(unaudited) *Number of ordinary shares*	(unaudited) *HK$'000*	(audited) *Number of ordinary shares*	(audited) *HK$'000*
Authorized:				
Ordinary share of HK$0.025 each	20,000,000,000	500,000	20,000,000,000	500,000
Issued and fully paid:				
Voting shares:				
At the beginning of period/year	7,474,796,108	186,870	7,475,594,108	186,890
Issue during the period/year	821,234,569	20,531	–	–
Conversion from non-voting shares	110,635,946	2,766	–	–
Exercise of share options	63,081,000	1,577	6,702,000	168
Repurchase of shares	–	–	(7,500,000)	(188)
At the end of period/year	8,469,747,623	211,744	7,474,796,108	186,870
Non-voting shares:				
Issue during the period/year	921,636,459	23,041	–	–
Conversion into voting shares	(110,635,946)	(2,766)	–	–
Repurchase of shares	(435,717,757)	(10,893)	–	–
At the end of the period/year	375,282,756	9,382	–	–
Total issued and fully paid shares	8,845,030,379	221,126	7,474,796,108	186,870

9. Long-term liabilities

	As at September 30, 2005 (unaudited) HK$'000	As at March 31, 2005 (audited) HK$'000
Amount payable for marketing rights repayable within five years	438,872	507,000
Interest-bearing bank loans repayable within five years	3,900,000	–
Share-based compensation	129,068	–
Convertible preferred shares not wholly repayable within five years	2,435,484	–
Warranty provision	711,750	–
Other long-term liabilities repayable within five years	330,760	–
	7,945,934	507,000
Current portion repayable within one year	(141,538)	(175,866)
	7,804,396	331,134

The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly on the last date of each quarter, at the rate of 4.5 percent per annum on the stated value of HK$1,000 per convertible preferred share.

10. Business combinations

On April 30, 2005, the Group completed the acquisition of IBM PC Business under an assets purchase agreement dated December 7, 2004.

The estimated total consideration for acquiring the IBM PC Business is approximately HK$9,925 million, including cash, the Company's shares and related transaction costs.

Set forth below is a preliminary calculation of goodwill:

	(unaudited) HK$'000
Purchase consideration:	
– Cash	5,068,031
– Direct costs related to the acquisition	521,283
– Fair value of shares issued	4,335,392
Total purchase consideration	9,924,706
Less: Fair value of net assets acquired *(Note)*	(29,428)
Goodwill	9,895,278

Note:

	(unaudited) HK$'000
Liabilities assumed	(4,991,852)
Step-up in tangible assets	16,233
Identifiable intangible assets	4,867,746
Deferred share-based compensation	137,301
Net assets acquired	29,428

The goodwill is attributable to the significant synergies expected to arise after the integration of the Group's existing business and the IBM PC Business acquired.

Intangible assets acquired that have indefinite useful life are not subject to amortization. Certain acquired intangible assets and deferred share-based compensation are expected to be amortized over their useful lives. Preliminary estimates indicate that the useful lives of these acquired intangible assets are expected to range from three to five years.

The acquired tangible assets primarily comprised trade receivables, inventories and plant and equipment. The liabilities assumed primarily comprised trade payables and other current liabilities.

The assets purchase agreement contains provisions requires miscellaneous "true up" adjustments which are expected to result in cash settlements between the Company and IBM. Such adjustments have not been finalized, but an estimate has been recorded in the preliminary purchase price allocation indicated above. This process is expected to be finalized in the third quarter of financial year 2005/06.

11. **Condensed balance sheet of the Company**

	As at September 30, 2005 (unaudited) *HK$'000*	As at 31 March, 2005 (audited) *HK$'000*
Property, plant and equipment	**15,760**	25,130
Investments in subsidiaries	**14,247,289**	2,327,875
Investment securities	**-**	4,413
Available-for-sale financial assets	**3,401**	-
Other non-current assets	**-**	565,340
	14,266,450	2,922,758
Current assets	**3,256,658**	4,387,158
Current liabilities	**401,280**	279,137
Net current assets	**2,855,378**	4,108,021
Total assets less current liabilities	**17,121,828**	7,030,779
Financed by:		
Share capital	**221,126**	186,870
Reserves	**10,436,150**	6,843,909
Shareholders' funds	**10,657,276**	7,030,779
Long-term liabilities	**6,464,552**	-
	17,121,828	7,030,779

12. **Comparative figures**

Effective from April 1, 2005, the Group has included non-based manufacturing cost into cost of sales. Non-based manufacturing cost composed of warranty, inventory loss, technical support as well as outbound freight and shipment. The board considers that it is appropriate for the Group to present its gross profit after such charge.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of prepaid lease payments from property, plant and equipment to operating leases. The up-front prepayments made for the prepaid lease payments are expensed in the profit and loss account on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss account. In prior years, the prepaid lease payments were accounted for at cost less accumulated depreciation.

As a result, certain comparative figures have been reclassified to conform to the current period's presentation.

INTERIM DIVIDEND

The Board has declared an interim dividend of 2.4 HK cents (2004/05: 2.4 HK cents) per ordinary share for the six months ended September 30, 2005, absorbing an aggregate amount of approximately HK$212 million (2004/05: HK$179 million), to shareholders of ordinary shares whose names appear on the Register of Members of the Company on November 23, 2005. The interim dividend will be paid on December 2, 2005.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of ordinary shares of the Company will be closed from November 17, 2005 to November 23, 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar, Abacus Share Registrars Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on November 16, 2005.

FINANCIAL REVIEW

Results

For the six months ended September 30, 2005, the Group achieved an interim turnover of approximately HK$48,107 million. Profit attributable to shareholders increased to approximately HK$711 million during the period, representing an increase of 13.4 percent against HK$627 million recorded in the same period last year. Basic earnings per share and diluted earnings per share were 8.07 HK cents and 8.04 HK cents, representing decreases of 3.8 percent and 4.1 percent respectively as compared with the same period last year.

Segment results

During the period, geographical turnover covered the Americas, EMEA (Europe, Middle East and Africa) and Asia Pacific excluding Greater China, due to the newly acquired IBM PC Business.

In Greater China, the results comprised both the results contributed by Legacy Lenovo and Greater China segment of the acquired IBM PC Business.

Capital expenditure

Apart from the acquisition of the IBM PC Business, the Group incurred capital expenditures of HK$296 million during the six months ended September 30, 2005, mainly for acquisition of fixed assets, injection into construction-in-progress and optimization of the Group's information technology systems.

Liquidity and financial resources

As at September 30, 2005, total assets of the Group amounted to HK$43,330 million, which was financed by shareholders funds of HK$9,229 million, minority interests of HK$51 million, long-term and current liabilities of HK$34,050 million. The current ratio of the Group was 0.99.

The Group had a solid financial position and maintained a strong and steady cash inflow from its operating activities. As at September 30, 2005, cash and cash equivalents of the Group totaled HK$11.67 billion, of which 4.3 percent were denominated in Euros, 4.0 percent in Japanese Yen, 25.0 percent in Renminbi, 51.3 percent in US dollars and 15.4 percent in other currencies.

The Group is consistently in a very liquid position and has also arranged credit facilities for contingency purposes. As at September 30, 2005, the Group's total available credit facilities amounted to HK$11,781 million, of which HK$2,174 million was in trade line, HK$1,117 million in short term and revolving money market facilities and HK$8,490 million in currency forward contracts and derivatives. As at September 30, 2005, the facility drawn down was HK$433 million in trade line and HK$3,929 million for the currency forward contracts and derivatives was utilized.

The Group has a facility agreement on April 26, 2005 with certain banks to arrange a term loan and a revolving loan facilities with a total amount of US$600 million (approximately HK$4,680 million), of which US$500 million (approximately HK$3,900 million) was drawn as term loan for the settlement of cash consideration at the initial closing of the acquisition of the IBM PC Business.

The term loan is guaranteed unconditionally jointly and severally by the Company and certain subsidiaries of the Group, bearing interest at the London Interbank Offered Rate plus 0.825 percent per annum and repayable by installment over 5 years.

As at September 30, 2005, the Group's outstanding bank loan, represented the term loan, was HK$3,900 million. When compared with total equity of HK$9,280 million, the Group's gearing ratio was 0.42. There were no assets held under finance lease during the period and as at the period end.

The Group consistently adopted a hedging policy for business transactions to minimize the risk of currency fluctuation arising from daily operations. As at September 30, 2005, the Group had commitment in respect of outstanding currency forward contracts amounted to HK$3,929 million.

The Group issued 2,730,000 convertible preferred shares at an issue price of HK$1,000 per share and unlisted warrants to subscribe for 237,417,474 shares for an aggregate cash consideration of approximately HK$2,730 million. The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the issue price of each convertible preferred share. The convertible preferred shares are redeemable, in whole or in part, at a price equal to the issue price together with accrued and unpaid dividends at the option of the Group or the convertible preferred shareholders at any time after the maturity date. The fair value of the liability component and equity component of the convertible preferred shares and warrant rights as at September 30, 2005 amounted to approximately HK$2,435 million and HK$311 million respectively.

Contingent liabilities

The Group had no material contingent liabilities as at September 30, 2005.

Employees

As at September 30, 2005, the Group had a total of 20,630 employees, of whom 14,655 were employed in mainland China and 5,975 in Hong Kong and overseas.

The Group implements remuneration policy, bonus and long-term incentive program with reference to the performance of the Group and individual employees. The Group also provides benefits such as insurance, medical and retirement funds to employees to sustain competitiveness of the Group.

BUSINESS REVIEW AND PROSPECTS

Lenovo reported financial results during the six months ended September 30, 2005, which included five months of contribution from the former IBM personal computer business. Lenovo's consolidated turnover grew 317 percent year-on-year to HK$48,107 million as a result of the acquisition and strong sales performance in the China market. Gross margin reached 14.5 percent due to the new breadth of its product line. Lenovo achieved 62 percent increase in consolidated profit before taxation of HK$1,022 million with profit contribution from the acquired PC business. Profit attributable to shareholders increased 13 percent to HK$711 million.

The integration of IBM's personal computer business progressed ahead of schedule. In October 2005, Lenovo took a major step by combining the separate product groups, supply and sales structures into unified global organizations. The integration will lead Lenovo's progress on three strategic priorities: innovation, operational efficiency and customer satisfaction.

Personal Computer Business

Worldwide, Lenovo PC shipments grew 11 percent year-on-year during the six months under review. Lenovo achieved record worldwide PC shipments during the September 2005 quarter, which accounted for 7.7 percent of the worldwide market according to industry estimates.

Lenovo recorded significant growth in China with PC shipments increased 30 percent year-on-year during the period, exceeding the market growth of 12 percent excluding Lenovo. Lenovo gained about 3 percentage points of market share during the September 2005 quarter, increasing its overall share to approximately 35 percent. Lenovo's positive performance in PC sales and profitability in China was attributable to the successful introduction of innovative, competitive new products, its continued expansion into China's township consumer market, and the use of both transactional and relationship customer models to drive growth of notebook and commercial desktop shipments.

The Americas showed steady performance with record shipments. Profit at EMEA (Europe, Middle East and Africa) was under pressure from the need to expand product mix. In Asia Pacific (excluding Greater China), Lenovo saw strong volume growth in India but share loss in Japan.

Lenovo gained additional competitive strengths in the notebook market with the acquisition of the ThinkPad line. Notebook computers represented about 35 percent of the company's worldwide PC shipments. During the six months under review, Lenovo expanded its product mix by launching ThinkPad X41 Tablet, ThinkPad Z60, Xuri 125 and Tianyi 100 that are targeted at various customer segments.

Lenovo continued to gain market share in both consumer and commercial desktop markets in China, driven by the township desktop models and Yangtian A/M/E Series which are targeted at SMB. Lenovo also announced recently its first line of desktop PCs designed to meet the technology needs of small business, the ThinkCentre E Series, in markets outside of China.

Mobile Handset Business

The China mobile handset market continued to deliver strong performance, growing shipments more than 30 percent year-on-year during the six months ending September 30, 2005. According to industry estimates, Lenovo improved its market share position to fifth place and increased its share to 5.5 percent during the September quarter through competitive product offerings and strong channel partnerships. The Company's strong shipment growth of 92 percent during the six-month period significantly improved the mobile handset business' economies of scale and profitability.

Prospects

Looking ahead, a fully integrated Lenovo can bring more innovative products and services to our customers worldwide. The new global organization aligns Lenovo's strengths and expertise to expand into the segments of greatest growth. We believe the fully integrated organization positions the Company to deliver upon its strategy of innovation, operational excellence and customer satisfaction, and brings better returns to its shareholders in the long run.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries, of the Company's listed securities during the six months ended September 30, 2005.

Off-market repurchase of the Company's unlisted non-voting shares

On August 2, 2005, the Company repurchased 435,717,757 unlisted non-voting ordinary shares, which were issued to International Business Machines Corporation as partial consideration for the acquisition of its global personal computer business, at a total cash consideration of HK$1,187,330,887.82, representing HK$2.725 per share.

The repurchased shares were cancelled and accordingly, the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase was debited to the share premium of the Company.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has been established since 1999 with responsibility of assisting the Board in providing an independent review of the accounts and internal control system. It acts in accordance with the Terms of Reference which clearly deal with its membership, authority, duties and frequency of meetings. The Audit Committee is chaired by an independent non-executive director, Mr Wai Ming Wong, and currently comprises five members including Mr Wong, the other three independent non-executive directors, Professor Chia-Wei Woo, Mr Lee Sen Ting and Mr. John W. Barter III, and the non-executive director, Mr Weijian Shan.

The Audit Committee of the Company has reviewed the interim report for the six months ended September 30, 2005. It meets regularly with the management, the external auditors and the internal audit personnel to discuss the accounting principles and practices adopted by the Group and internal control and financial reporting matters.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the accounting period for the six months ended September 30, 2005 except as noted below:

Code A.1.7

This code stipulates that there should be procedure agreed by the Board to enable directors to seek independent professional advice at the Company's expense.

The Board has on November 1, 2005 approved a procedure to enable the directors to seek independent advice at the Company's expense to the extent that it is reasonably incurred. In addition, the terms of reference for the Company's Board committees explicitly allow directors to seek independent professional advice at the Company's expense.

Code A.4.1

This code stipulates that non-executive directors should be appointed for a specific term.

Non-executive directors of the Company do not have a specific term of appointment. However, non-executive directors are subject to the requirement to retire by rotation at annual general meetings under the Company's Articles of Association accomplishing the same purpose as a specific term of appointment.

Code A.5.1

This code stipulates that new director be provided with a comprehensive formal induction upon appointment.

During the accounting period the Group commenced a practice of providing newly-appointed directors with induction materials consisting of a description of director's duties and an opportunity to consult with independent counsel.

Code A.5.4

This code stipulates that, inter alia, the Board should establish written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 of the Listing Rules for relevant employees in respect of their dealings in the securities of the Company.

Appropriate guidelines have been approved to be established by the Board on October 19, 2005 for relevant employees in respect of their dealings in the securities of the Company. The Company has had a policy concerning the dealings by relevant employees in the securities of the Company and the Board has also ratified such policy on October 19, 2005.

Code B.1.3

This code stipulates that the Terms of Reference of the Compensation Committee should include such details set out therein.

A set of new Terms of Reference complying with this code has been adopted by the Board on October 19, 2005.

Code C.3.3

This code stipulates that the Terms of Reference of the Audit Committee should include such details set out therein.

A set of new Terms of Reference complying with this code has been adopted by the Board on October 19, 2005.

By order of the Board
Yuanqing Yang
Chairman

Hong Kong, November 1, 2005

As of the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. Stephen M. Ward, Jr. and Ms. Xuezheng Ma, the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"

Exhibit 2

Investor

Investment Service Centre

Listed Companies Information

LENOVO GROUP<00992> - Unusual price & volume movements

The Stock Exchange has received a message from Lenovo Group Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent decreases in the price and increases in the trading volume of the shares of the Company and wish to state that save as the announcement of the interim results of the Company for the six months ended September 30, 2005 today, we are not aware of any reasons for the decreases in the price and increases in the trading volume of the shares of the Company.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Lenovo Group Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the Executive Directors are Mr. Yuanqing Yang, Mr. Stephen M.Ward, Jr. and Ms. Xuezheng Ma; the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (Alternate Director to Mr. James G. Coulter), Mr. Vince Feng (Alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll

(Alternate Director to Mr. Weijian Shan); and Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John William Barter III.

For and on behalf of
Lenovo Group Limited

Eric Mok
Company Secretary

1 November 2005"

Exhibit 3

Investor

Investment Service Centre

Listed Companies Information

LENOVO GROUP<00992> - Results Announcement

Lenovo Group Limited announced on 01/11/2005:
(stock code: 00992)
Year end date: 31/03/2006
Currency: HKD
Auditors' Report: N/A
Interim report reviewed by: Audit Committee

	Note	(Unaudited) Current Period from 01/04/2005 to 30/09/2005 ('000)	(Unaudited) Last Corresponding Period from 01/04/2004 to 30/09/2004 ('000)
Turnover	:	48,107,168	11,532,708
Profit/(Loss) from Operations	:	1,169,127	644,999
Finance cost	:	(146,662)	(3,500)
Share of Profit/(Loss) of Associates	:	(1,827)	(246)
Share of Profit/(Loss) of Jointly Controlled Entities	:	1,073	(10,110)
Profit/(Loss) after Tax & MI	:	711,162	626,871
% Change over Last Period	:	+13.45 %	
EPS/(LPS)-Basic (in dollars)	:	0.0807	0.0839
-Diluted (in dollars)	:	0.0804	0.0838
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	711,162	626,871
Interim Dividend per Share	:	2.4 cents	2.4 cents
(Specify if with other options)	:	N/A	N/A
B/C Dates for Interim Dividend	:	17/11/2005	to 23/11/2005 bdi.
Payable Date	:	02/12/2005	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

1. Basis of preparation

The Board is responsible for the preparation of the Group's unaudited condensed interim financial statements. These unaudited condensed interim financial statements have been prepared in accordance with Hong Kong

Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention except that available-for-sale financial assets and financial assets and liabilities are stated at fair value. These unaudited condensed interim financial statements should be read in conjunction with the 2004/05 annual financial statements.

The principal accounting policies and methods of computation used in the preparation of these unaudited condensed interim financial statements are consistent with those used in the annual financial statements for the year ended March 31, 2005 except that the Group has changed certain of its accounting policies following its adoption of new / revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") commencing on April 1, 2005.

2. Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of ordinary shares in issue during the period.

	6 months ended September 30, 2005 (unaudited)	6 months ended September 30, 2004 (unaudited)
Profit attributable to shareholders of the Company ($'000)	711,162	626,871
Weighted average number of ordinary shares in issue	8,812,613,228	7,476,022,359

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding due to the effect of all dilutive potential ordinary shares. The Company has three categories of dilutive potential ordinary shares: convertible preferred shares, share options and warrants. The convertible preferred shares are antidilutive as the amount of the dividend and related finance costs in the current period per ordinary share attainable on conversion exceeds basic earnings per share and they are excluded from calculation of diluted weighted average number of shares in issue. For the share options and warrants, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average periodic market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options and warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise in full of the share options and warrants.

	6 months ended September 30, 2005 (unaudited)	6 months ended September 30, 2004 (unaudited)
Profit attributable to shareholders of the Company ($'000)	711,162	626,871
Weighted average number of ordinary shares in issue	8,812,613,228	7,476,022,359
Adjustments for share options and warrants	27,556,610	6,162,854
Weighted average number of ordinary shares for calculation of diluted earnings per share	8,840,169,838	7,482,185,213

3. Comparative figures

Effective from April 1, 2005, the Group has included non-based manufacturing cost into cost of sales. Non-based manufacturing cost composed of warranty, inventory loss, technical support as well as outbound freight and shipment. The board considers that it is appropriate for the Group to present its gross profit after such charge. As a result, certain comparative figures have been reclassified to conform to the current period's presentation.

Exhibit 4

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0992)

CHANGE OF COMPANY SECRETARY

The Board of Directors (the "Board") of Lenovo Group Limited (the "Company") announces that Miss Pui Fan Look ("Miss Look") has resigned as the Company Secretary of the Company and Mr. Chung Fu Mok ("Mr. Mok") has been appointed as the Company Secretary of the Company with effect from October 19, 2005.

Mr. Mok is the Company Secretary and Assistant General Counsel of the Company. He is responsible for the Company's corporate secretarial affairs. Mr. Mok is a solicitor admitted in Hong Kong and England and Wales and an associate member of The Hong Kong Institute of Company Secretaries. He also holds a Bachelor Degree in Law from Peking University and has more than 15 years' experience in corporate legal affairs and secretarial practice. Prior to joining the Company, he was the Company Secretary of a number of Hong Kong listed companies at different time from 1997 to 2005.

The Board would like to thank Miss Look for her valuable contribution to the Company during her term of services and extend a warm welcome to Mr. Mok in joining the Company.

As at the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. Stephen M.Ward, Jr. and Ms. Xuezheng Ma; the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (Alternate Director to Mr. James G. Coulter), Mr. Vince Feng (Alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (Alternate Director to Mr. Weijian Shan); and Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

By order of the Board
Yuanqing Yang
Chairman

New York, October 19, 2005

Please also refer to the published version of this announcement in SCMP.

Exhibit 4

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

CHANGE OF COMPANY SECRETARY

The Board of Directors (the "Board") of Lenovo Group Limited (the "Company") announces that Miss Pui Fan Look ("Miss Look") has resigned as the Company Secretary of the Company and Mr. Chung Fu Mok ("Mr. Mok") has been appointed as the Company Secretary of the Company with effect from October 19, 2005.

Mr. Mok is the Company Secretary and Assistant General Counsel of the Company. He is responsible for the Company's corporate secretarial affairs. Mr. Mok is a solicitor admitted in Hong Kong and England and Wales and an associate member of The Hong Kong Institute of Company Secretaries. He also holds a Bachelor Degree in Law from Peking University and has more than 15 years' experience in corporate legal affairs and secretarial practice. Prior to joining the Company, he was the Company Secretary of a number of Hong Kong listed companies at different time from 1997 to 2005.

The Board would like to thank Miss Look for her valuable contribution to the Company during her term of services and extend a warm welcome to Mr. Mok in joining the Company.

As at the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. Stephen M.Ward, Jr. and Ms. Xuezheng Ma; the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (Alternate Director to Mr. James G. Coulter), Mr. Vince Feng (Alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (Alternate Director to Mr. Weijian Shan); and Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

By order of the Board
Yuanqing Yang
Chairman

New York, October 19, 2005

Please also refer to the published version of this announcement in SCMP.